Exhibit 99.124

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Rio Alto Mining Limited – Form 40-F

I, Beau Nicholls, do hereby consent to the filing of the written disclosure regarding:

1)

the technical report entitled the “La Arena Project, Peru”, effective July 31, 2010, prepared by Linton Kirk, B.E. (Min), FAusIMM (CP), Beau Nicholls, BSc (Geol), MAIG, Doug Corley, BSc (Hons), MAIG and Christopher Witt BSc (Met), MAusIMM and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and;

2)	the use of my name in the Annual Information Form dated March 30, 2012 and in the Annual Information form dated August 29, 2011;

3)	the use of my name in the Registration Statement on Form 40-F of Rio Alto Mining Limited and any amendments thereto.

DATED the 18 day of December, 2012

By:	/s/ Beau Nicholls
Name: Beau Nicholls, BSc (Geol), MAIG
Company: Middle Island Resources
Title: